UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No.3)*

Kaixin Auto Holdings
(Name of Issuer)

Ordinary Shares, $0.0001 par value
(Title of Class of Securities)

G2345N 102
(CUSIP Number)

February 23, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1 (b)

☒	Rule 13d-1 (c)

☐	Rule 13d-1 (d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))
Page 1 of 7 Pages

CUSIP No. G2345N 102	13G/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Shareholder Value Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12	TYPE OF REPORTING PERSON* PN

CUSIP No. G2345N 102	13G/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON China Vered Asset Management (Hong Kong) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12	TYPE OF REPORTING PERSON* IA

CUSIP No. G2345N 102	13G/A	Page 4 of 7 Pages

Item 1.

(a)	Name of Issuer:

Kaixin Auto Holdings

(b)	Address of Issuer’s Principal Executive Offices:

5/F, North Wing

18 Jiuxianqiao Middle Road

Chaoyang District, Beijing F4 100016

PRC

Item 2.

(a)	Name of Person Filing:

1) Shareholder Value Fund

2) China Vered Asset Management (Hong Kong) Limited (as investment manager to Shareholder Value Fund, it is wholly owned by the Hong Kong listed entity of China Vered Financial Holding Corporation Limited)

(b)	Address of Principal Business Office or if none, Residence:

C/O Maples Corporate Services Ltd

PO Box 309, Ugland House

Grand Cayman KY1-1104

Cayman Islands

(c)	Citizenship:	Shareholder Value Fund – Cayman Islands China Vered Asset Management (Hong Kong) Limited – Hong Kong

(d)	Title of Class of Securities:	Ordinary Shares, $0.0001 par value

(e)	CUSIP Number: G2345N 102

Item 3.	Not Applicable

Item 4.	Ownership.

(a)	Amount Beneficially Owned:

Shareholder Value Fund — 0 (plus 263,863 shares issued upon the exercise of warrants at an exercise price of $11.50 per share)

China Vered Asset Management (Hong Kong) Limited is the investment adviser to Shareholder Value Fund and has the shared power to vote and dispose of the shares held of record by Shareholder Value Fund.

China Vered Asset Management (Hong Kong) Limited has voting and dispositive power over the securities owned by Shareholder Value Fund.

CUSIP No. G2345N 102	13G/A	Page 5 of 7 Pages

(b)	Percent of Class:

Shareholder Value Fund – 0%

China Vered Asset Management (Hong Kong) Limited – 0%

(c)	Number of shares as to which such person has:

(i)	shared power to vote or to direct the vote:

Shareholder Value Fund — 0 shares (plus 263,863 shares issued upon the exercise of warrants at an exercise price of $11.50 per share)

China Vered Asset Management (Hong Kong) Limited – 0 shares (plus 263,863 shares issued upon the exercise of warrants at an exercise price of $11.50 per share)

(ii)	sole power to vote or to direct the vote:

Shareholder Value Fund — 0 shares

China Vered Asset Management (Hong Kong) Limited — 0 shares.

(iii)	shared power to dispose or to direct the disposition of:

Shareholder Value Fund — 0 shares (plus 263,863 shares issued upon the exercise of warrants at an exercise price of $11.50 per share).

China Vered Asset Management (Hong Kong) Limited — 0 shares (plus 263,863 shares issued upon the exercise of warrants at an exercise price of $11.50 per share).

(iv)	sole power to dispose or to direct the disposition of:

Shareholder Value Fund — 0 shares

China Vered Asset Management (Hong Kong) Limited — 0 shares

CUSIP No. G2345N 102	13G/A	Page 6 of 7 Pages

Item 5.	Ownership of Five Percent or Less of a Class: Yes

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.	Identification and Classification of Subsidiary Which Acquired the Securities: Not Applicable

Item 8.	Identification and Classification of Members of the Group: Not Applicable

Item 9.	Notice of Dissolution of Group: Not Applicable

Item 10.	Certifications: Not Applicable

CUSIP No. G2345N 102	13G/A	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 23, 2021	SHAREHOLDER VALUE FUND

	By:	/s/ Pengcheng Song
Name: Pengcheng Song
Title: Director

China Vered Asset Management (Hong Kong) Limited

	By:	/s/ Zhengtang Song
Name: Zhengtang Song
Title: Director